BROOKFIELD CANADA OFFICE PROPERTIES
MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

PART ONE	VOTING INFORMATION	2
	Who Can Vote	2
	Principal Holders of Voting Units	2
	Q & A on Proxy Voting	3

PART TWO	BUSINESS OF THE MEETING	7
	1. Receiving the Consolidated Financial Statements	7
	2. Election of Trustees	7
	3. Appointment of External Auditor	11

PART THREE	GOVERNANCE PRACTICES	13
	Board of Trustees	13
	Committees of the Board	16
	Evaluation of Board and Committees	17
	Communication and Disclosure Policies	17
	Code of Business Conduct and Ethics	18
	Board and Management Responsibilities	18

PART FOUR	REPORT ON TRUSTEE COMPENSATION AND EQUITY OWNERSHIP	20
	Trustee Compensation	20
	Deferred Trust Unit Plan	20
	Ownership Guidelines	21
	Trustee Compensation Tables	22

PART FIVE	REPORT ON EXECUTIVE COMPENSATION	24
	Asset Management Agreement	24
	Performance Graph	26
	Compensation of Named Executive Officers	27
	Approach to Risk Management	29

PART SIX	OTHER INFORMATION	29
	Indebtedness of Trustees, Officers and Employees	29
	Liability of Trustees	29
	Trustees’ and Officers’ Liability Insurance	29
	Interest of Management and Others in Material Transactions	30
	Availability of Disclosure Documents	30
	Other Business	30
	Trustees’ Approval	31

APPENDIX A	GOVERNANCE GUIDELINES	32

BROOKFIELD CANADA OFFICE PROPERTIES
MANAGEMENT PROXY CIRCULAR

PART ONE – VOTING INFORMATION

In this Management Proxy Circular (“Circular”), the “Trust”, “BOX”, “we”, “us” and “our” refers to Brookfield Canada Office Properties and its consolidated subsidiaries, unless otherwise noted or the context requires otherwise.

This Circular is provided in connection with the solicitation by the management of BOX of proxies to be used at the Annual Meeting of Unitholders of the Trust (the “Meeting”) referred to in the accompanying Notice of Meeting (the “Notice”) to be held at the Hockey Hall of Fame, Brookfield Place, 30 Yonge Street, Toronto, Ontario on Monday, April 30, 2012 at 1:30 p.m., Toronto Time.

The solicitation of proxies by this Circular is being made by or on behalf of the management of the Trust and the total cost of solicitation will be borne by the Trust. The solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by regular employees of the Trust at nominal cost.

The information in this Circular is given as at March 12, 2012, unless otherwise indicated. All financial information in this Circular is in Canadian dollars, unless otherwise indicated.

Who Can Vote

At March 12, 2012, we had a total of 26,114,287 trust units outstanding and 67,088,022 special voting units outstanding. If you are a holder of trust units or special voting units of record at the close of business on March 12, 2012, the record date (the “Record Date”) established for the receipt of meeting materials and for voting in respect of the Meeting, you will be entitled to one vote in respect of each such unit held on all matters that come before the Meeting or any adjournment thereof either in person, or by proxy.

For a description of the procedures to be followed to direct the voting of units that are held in the name of a bank, trust company, securities dealer, broker, trustee or other person (each, an “Intermediary”), please refer to the answer to the question “If my units are not registered in my name but are held in the name of an Intermediary, how do I vote my units?” on page 5 of this Circular.

PRINCIPAL HOLDERS OF VOTING UNITS

To our knowledge, the only person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, securities of BOX entitled to vote at the Meeting carrying more than 10% of the votes attached to any class of outstanding securities of BOX is Brookfield Office Properties Inc. (“BPO”), which, indirectly through its subsidiary, BPO Properties Ltd. (“BPP”), owned 10,564,117 trust units and 67,088,022 special voting units as of March 12, 2012, being approximately 40.5% and 100%, respectively, of the outstanding units of each such class and representing an 83.3% aggregate equity interest. BPO owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 110 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making BPO the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. BPO’s common shares trade on the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”) under the symbol BPO. Three of BOX’s current Trustees, Messrs. Richard B. Clark, Thomas F. Farley and T. Jan Sucharda are also directors and/or officers of BPO.

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Q & A ON PROXY VOTING

Q:	What am I voting on?
A:	Holders of trust units and special voting units are voting on (i) the election of the Board of Trustees; and (ii) the appointment of the external auditor and authorizing the Trustees to set the external auditor’s remuneration. Each of the foregoing must be approved by a majority of the votes cast by the holders of trust units and special voting units, collectively, who vote in respect of the resolutions.

Q:	Who is entitled to vote?
A:	Holders of trust units and special voting units as at the close of business on March 12, 2012 are entitled to vote. Each trust unit and special voting unit entitles the holder to one vote on the items of business identified above.

Q:	How do I vote?
A:	If you are a registered unitholder, you may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a unitholder, to represent you as proxyholder and vote your units at the Meeting. If your units are held in the name of an Intermediary, please refer to the answer to the question “If my units are not registered in my name but are held in the name of an Intermediary, how do I vote my units?” on page 5 for voting instructions.

Q:	What if I plan to attend the Meeting and vote in person?
A:	If you are a registered unitholder and plan to attend the Meeting on Monday, April 30, 2012 and wish to vote your units in person at the Meeting, please register with Canadian Stock Transfer Company Inc., acting as administrative agent for the transfer agent, CIBC Mellon Trust Company, upon arrival at the Meeting. Your vote will be taken and counted at the Meeting. If your units are held in the name of an Intermediary, please refer to the answer to the question “If my units are not registered in my name but are held in the name of an Intermediary, how do I vote my units?” on page 5 for voting instructions.

Q:	What if I sign the form of proxy enclosed with this Circular?
A:	Signing the enclosed form of proxy gives authority to Richard B. Clark or Thomas F. Farley, each of whom is a Trustee of BOX, or to another person you have appointed, to vote your units at the Meeting.

Q:	Can I appoint someone other than these Trustees to vote my units?
A:	Yes. You have the right to appoint a person or company other than the BOX Trustees named on the form of proxy to be your proxyholder; the person or company does not need to be another unitholder. Write the name of this person or company, who need not be a unitholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your units. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Canadian Stock Transfer Company Inc.

Q: What do I do with my completed proxy?

A:	Return it to BOX’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax at (416) 368-2502 by no later than 5:00 p.m., Toronto time, on Thursday, April 26, 2012 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

Q:	Can I vote by Internet?
A:	If you are a registered unitholder, go to www.proxypush.ca/box and follow the instructions. You will need your control number (located under your address on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m., Toronto time, on Thursday, April 26, 2012 or two days (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting.

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Q:	How will my units be voted if I give my proxy?
A:	The persons named on the form of proxy must vote for or against or withhold from voting, as applicable, your units in accordance with your directions and on any ballot that may be called for, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your trust units will be voted accordingly. In the absence of such directions, proxies received by management will be voted in favour of the election of Trustees of the Board and the appointment of the external auditor and authorizing the Trustees to set the external auditor’s remuneration.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?
A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of BOX knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	If I change my mind, can I submit another proxy or take back my proxy once I have given it?
A:	Yes. If you are a registered unitholder and wish to submit another proxy, you may deliver another properly executed form of proxy bearing a later date and depositing it as described above. If you wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the unitholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Secretary of BOX at the following address no later than 5:00 p.m., Toronto time, on Friday, May 4, 2012 or to the Chairman on the day of the Meeting, Monday, April 30, 2012, or one day (excluding Saturdays, Sundays and holidays) before the day of any adjourned or postponed meeting:

Deborah R. Rogers
Secretary
Brookfield Canada Office Properties
Brookfield Place, 181 Bay Street, Suite 330
Toronto, ON M5J 2T3

A non-registered unitholder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote previously given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Q:	Who counts the votes?
A:	BOX’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies.

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Q:	If I need to contact the transfer agent, how do I reach them?
A:	For general unitholder enquiries, you can contact Canadian Stock Transfer Company Inc., acting as administrative agent for the transfer agent by mail at:

Canadian Stock Transfer Company Inc.
P.O. Box 700
Station B
Montreal, Quebec H3B 3K3

or by telephone: (416) 682-3860
within Canada and the United States toll free at 1-800-387-0825;

or by fax: 1-888-249-6189 or (514) 985-8843;

or by email: inquiries@canstockta.com; website: www.canstockta.com.

Q:	If my units are not registered in my name but are held in the name of an Intermediary, how do I vote my units?
A:	In many cases, trust units of the Trust which are beneficially owned by a non-registered unitholder (a “Non-Registered Unitholder”) are registered either:

(a)	in the name of an Intermediary that the Non-Registered Unitholder deals with in respect of the units such as, among others, banks, trust companies, securities dealers or brokers and Trustees or administrators of self-administered Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and similar plans; or

(b)	in the name of a depositary (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

There are two ways you can vote your units held by your Intermediary. As required by Canadian securities legislation, you will have received from your Intermediary a voting instruction form or form of proxy for the number of units you beneficially own.

Since BOX has limited access to the names of its Non-Registered Unitholders, if you attend the Meeting BOX may have no record of your unitholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your name in the space provided on the voting instruction form or form of proxy and return it by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the Meeting. Please register with Canadian Stock Transfer Company Inc. upon arrival at the Meeting.

In accordance with the requirements of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer, the Trust has distributed copies of the accompanying Notice, this Circular and the Trust’s 2011 Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2011) (collectively, the “Meeting Materials”) to those Non-Registered Unitholders who have requested it, to the depositary and Intermediaries for onward distribution to Non-Registered Unitholders.

Non-Registered Unitholders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Unitholders to direct the voting of the units they beneficially own. Non-Registered Unitholders should follow the procedures set out below, depending on which type of form they receive. Non-Registered Unitholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

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(a)	Voting Instruction Form. In most cases, a Non-Registered Unitholder will receive, as part of the Meeting Materials, a voting instruction form. If the Non-Registered Unitholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Unitholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Unitholder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the Non-Registered Unitholder.

(b)	Form of Proxy. Less frequently, a Non-Registered Unitholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of units beneficially owned by the Non-Registered Unitholder but which is otherwise incomplete. If the Non-Registered Unitholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Unitholder must complete the form of proxy and return it to CIBC Mellon Trust Company by mail, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; or by facsimile at (416) 368-2502 or 1-866-781-3111. If a Non-Registered Unitholder wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the Non-Registered Unitholder must strike out the names of the persons named in the proxy and insert the Non-Registered Unitholder’s (or such other person’s) name in the blank space provided.

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PART TWO – BUSINESS OF THE MEETING

We will be addressing three items at the Meeting:

1.	Receiving the consolidated financial statements of the Trust for the fiscal year ended December 31, 2011, including the external auditor’s report;
2.	Electing Trustees who will serve until the end of the next annual meeting of unitholders; and
3.	Appointing the external auditor that will serve until the end of the next annual meeting of unitholders and authorizing the Trustees to set the external auditor’s remuneration.

We will also consider other business that may properly come before the Meeting. As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, you or your proxyholder can vote your units on these items as you, he or she sees fit.

1.	Receiving the Consolidated Financial Statements

Our annual financial statements for the fiscal year ended December 31, 2011 are included in our 2011 Annual Report, which is being mailed to you with this Circular. The 2011 Annual Report will be placed before you and other unitholders at the Meeting.

2.	Election of Trustees

The Board of Trustees recommends that the seven Trustee nominees be elected at the Meeting to serve as Trustees of the Trust until the next annual meeting of unitholders or until their successors are elected or appointed. Three of the seven Trustee nominees, being Messrs. Richard B. Clark, Thomas F. Farley and Michael F.B. Nesbitt, have served as Trustees of the Trust since its formation on March 19, 2010. Three Trustee nominees, being Messrs. Colum Bastable, Roderick D. Fraser and Paul D. McFarlane, were appointed to the Board on July 29, 2010. The remaining Trustee nominee, being Mr. T. Jan Sucharda, was appointed to the Board on June 6, 2011.

Majority Voting for Trustees

The Board of Trustees has adopted a policy stipulating that, if the total number of units voted in favour of the election of a Trustee nominee at a unitholders’ meeting represents less than a majority of the total units voted and withheld for that Trustee, the nominee will submit his or her resignation promptly after the meeting for the Governance and Nominating Committee’s consideration. The committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public. The policy does not apply in circumstances involving contested Trustee elections.

Unless directed otherwise, the BOX Trustees designated in the enclosed form of proxy intend to cast the votes to which the units represented by such proxy are entitled in favour of the proposed nominees whose names are set forth below.

We believe that all of the proposed nominees will be able to serve as Trustees. If a proposed nominee is unable to serve as a Trustee for any reason prior to the Meeting, the BOX Trustees designated in the enclosed form of proxy, unless directed to withhold from voting in the election of Trustees, reserve the right to vote for any other proposed nominee at their discretion.

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The following table sets out the names of the seven persons nominated for election as Trustees to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in BOX held by each nominee, the principal occupation or employment of each nominee, the year in which each nominee was first elected or appointed a Trustee of BOX and the approximate number of units of each class (and other derivative securities including deferred trust units) of BOX and its subsidiaries that each nominee has advised BOX were beneficially owned, directly or indirectly, or subject to control or direction by that person at March 12, 2012.

Colum Bastable Age: 65 Toronto, Ontario, Canada Trustee since: 2010 (Independent) (d) Areas of Expertise: CEO Financial Experience Governance Growth Initiatives Real Estate	Mr. Bastable has been Chairman, Cushman & Wakefield Ltd., a commercial real estate broker and consultancy company, since 2009. Prior to this he was President and Chief Executive Officer of Cushman & Wakefield LePage Inc. since 2005. Mr. Bastable joined Royal LePage Limited in 1976 as Vice President, Finance. In 1981, he became Chief Financial Officer and in 1987 became Executive Vice President responsible for all of Royal LePage's commercial operations. In 1993, Mr. Bastable was appointed President and Chief Executive Officer of Royal LePage Limited and Managing Partner, Commercial Real Estate Services, Brascan Corp.
	Board/Committee Membership		Attendance(d)		Total %	Public Board Membership
	Board of Trustees		5 of 5	100%	100%	Brookfield Canada Office Properties		2010 – Present
	Audit Committee		4 of 4	100%
	Governance and Nominating Committee (Chair)		4 of 4	100%
	Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
	Year	Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)		% of Fees Taken in DTUs	Total Value of Units and DTUs ($) (b)	Value of Units/DTUs Needed to Meet Ownership Guidelines ($)(b)(c)
	2010	—	1,815	1,815		50%	$45,194	$195,843
	2011	—	4,183	4,183		50%	$104,157
	Change	—	2,368	2,368		—	$58,963

Richard B. Clark Age: 53 New York, New York, U.S.A. Trustee since: 2010 (a) (Not Independent) Areas of Expertise: CEO Financial Experience Growth Initiatives Real Estate	Mr. Clark has been Chief Executive Officer of BPO since 2002 and was also the President of BPO from 2002 to 2011. He was President and Chief Executive Officer of BPO’s U.S. operations from 2000-2002; and prior to that held senior management positions for BPO and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is currently also Senior Managing Partner and Chief Executive Officer of Brookfield Asset Management Inc.’s (“BAM’s”) global real estate group. Mr. Clark is on the Executive Committee of the National Association of Real Estate Trusts and the Real Estate Board of New York and is the Former Chairman of the Real Estate Roundtable Tax Policy Advisory Committee.
	Board/Committee Membership	Attendance		Total %	Public Board Membership
	Board of Trustees	4 of 5	80%	80%	Brookfield Office Properties Inc. Brookfield Canada Office Properties General Growth Properties, Inc.		2002 – Present 2010 – Present 2010 – Present
Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
	Year	Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)	% of Fees Taken in DTUs	Total Value of Units and DTUs ($) (b)	Value of Units/DTUs Needed to Meet Ownership Guidelines ($) (b)(c)
	2010	—	N/A	—	N/A	—	N/A
	2011	—	N/A	—	N/A	—
	Change	—	—	—	—	—

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Thomas F. Farley Age: 56 Calgary, Alberta, Canada Trustee since: 2010 (a) (Not Independent) Areas of Expertise: CEO Financial Experience Growth Initiatives Real Estate	Mr. Farley has been the Chair of BOX since June 2011, prior to which he was Chief Executive Officer of BOX since its formation in May 2010. In addition, Mr. Farley is the President and Global Chief Operating Officer of BPO, a position he has held since June 2011, prior to which he was President and Chief Executive Officer, Canadian Commercial Operations for BPO since January 2009 and President and Chief Operating Officer, Canadian Commercial Operations since November 2003.
Board/Committee Membership	Attendance	Total %	Public Board Membership
Board of Trustees (Chair)(e)	5 of 5	100%	100%	Brookfield Canada Office Properties	2010 – Present
Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
Year	Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)	% of Fees Taken in DTUs	Total Value of Units and DTUs ($) (b)	Value of Units/DTUs Needed to Meet Ownership Guidelines ($)(b)(c)
2010	—	N/A	—	N/A	—	N/A
2011	—	N/A	—	N/A	—
Change	—	—	—	—	—

Roderick D. Fraser Age: 71 Kingston, Ontario, Canada Trustee since: 2010 (Independent) (d) Areas of Expertise: CEO Financial Experience Governance Growth Initiatives Real Estate	Dr. Fraser is President Emeritus of the University of Alberta and prior to that served as its President and Vice-Chancellor from 1995-2005. Prior to joining the University of Alberta, Dr. Fraser served in various positions at Queen’s University in Kingston, including terms as Dean of the Faculty of Arts and Science and Vice-Principal (Resources). Dr. Fraser is an officer of the Order of Canada and a Trustee of Aga Khan University.
Board/Committee Membership	Attendance	Total %	Public Board Membership
Board of Trustees	5 of 5	100%	100%	Brookfield Canada Office Properties	2010 – Present
Governance and Nominating Committee	4 of 4	100%
Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
Year	Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)	% of Fees Taken in DTUs	Total Value of Units and DTUs ($) (b)	Value of Units/DTUs Needed to Meet Ownership Guidelines ($)(b)(c)
2010	—	1,815	1,815	50%	$45,194	$195,843
2011	—	4,183	4,183	50%	$104,157
Change	—	2,368	2,368	—	$58,963

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Paul D. McFarlane Age: 69 Mississauga, Ontario, Canada Trustee since: 2010 (Independent) (d) Areas of Expertise: Financial Experience Governance Real Estate	Mr. McFarlane is a corporate director. He retired from a Canadian chartered bank in December 2002 after more than 40 years of service. From 1994 until his retirement, he served as Senior Vice President, Risk Management Division, Head Office, from 1986 to 1993 he served as Vice President and prior to that he held numerous branch, regional and head office positions.
Board/Committee Membership	Attendance	Total %	Public Board Membership
Board of Trustees	5 of 5	100%	100%	Brookfield Canada Office Properties	2010 – Present
Audit Committee (Chair)	4 of 4	100%
Governance and Nominating Committee	4 of 4	100%
Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
Year	Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)	% of Fees Taken in DTUs	Total Value of Units and DTUs ($) (b)	Value of Units/DTUs Needed to Meet Ownership Guidelines ($)(b)(c)
2010	—	2,179	2,179	50%	$54,257	$174,977
2011	—	5,021	5,021	50%	$125,023
Change	—	2,842	2,842	—	$70,766

Michael F. B. Nesbitt Age: 76 Winnipeg, Manitoba, Canada Trustee since: 2010 (Independent) (a)(d) Areas of Expertise: Financial Experience Governance Real Estate	Mr. Nesbitt is Chairman of Montrose Investment Co. Ltd., an investment holding company. Mr. Nesbitt currently serves on the Board of Morguard Real Estate Investment Trust. and is a member of the HEPP Investment Committee, the pension plan for healthcare employees in the Province of Manitoba.
Board/Committee Membership	Attendance	Total %	Public Board Membership
Board of Trustees	4 of 5	80%	92%	Brookfield Canada Office Properties	2010 – Present
Audit Committee	4 of 4	100%	Morguard Real Estate Investment Trust	1997 – Present
Governance and Nominating Committee	4 of 4	100%
Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
Year	Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)	% of Fees Taken in DTUs	Total Value of Units and DTUs ($) (b)	Value of Units/DTUs Needed to Meet Ownership Guidelines(b)(c) ($)
2010	15,239	—	15,239	0%	$379,451	Guidelines Exceeded
2011	15,239	—	15,239	0%	$379,451
Change	—	—	—	—	—

T. Jan Sucharda Age: 51 Toronto, Ontario, Canada Trustee since: 2011 (Not Independent) Areas of Expertise: CEO Growth Initiatives Real Estate	Mr. Sucharda has been President and Chief Executive Officer of BOX since June 2011, prior to which he was BPO’s President and Chief Operating Officer, Canadian Commercial Operations since August 2010, Chief Operating Officer, Canadian Commercial Operations since 2009, and Senior Vice President, Strategic Initiatives since 2006.
Board/Committee Membership	Attendance	Total %	Public Board Membership
Board of Trustees(f)	3 of 3	100%	100%	Brookfield Canada Office Properties	2011 – Present
Number of Units and Deferred Trust Units (DTUs) Beneficially Owned, Controlled or Directed
Year	Trust units (#)	DTUs (#)	Total Number of Units and DTUs (#)	% of Fees Taken in DTUs	Total Value of Units and DTUs ($) (b)	Value of Units/DTUs Needed to Meet Ownership Guidelines(b)(c) ($)
2010	—	N/A	—	N/A	—	N/A
2011	—	N/A	—	N/A	—
Change	—	—	—	—	—

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Notes:

(a)	Prior to the transaction in which we were formed in 2010, Messrs. Clark, Farley and Nesbitt were directors of BPP since 2002, 2004 and 2000, respectively.
(b)	This amount is based on the closing price of a trust unit on the TSX on February 14, 2012 of $24.90.
(c)	The Trustee ownership guidelines for outside trustees, which were adopted in February 2011, are DTUs or trust units having an aggregate investment cost or current market value equal to $300,000. See “Part Four – Report on Trustee Compensation and Equity Ownership – Ownership Guidelines” for further detail.
(d)	“Independent” refers to the Board’s determination of whether a Trustee nominee is “independent” under the NYSE listing standards and National Instrument 52-110 - Audit Committees (“NI 52-110”).
(e)	Mr. Farley was appointed as Chair of the Board on June 6, 2011, prior to which Mr. Clark was Chair of the Board.
(f)	Mr. Sucharda was appointed as a Trustee on June 6, 2011 and was therefore only eligible to attend three Board meetings in 2011.

3.	Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte & Touche LLP (“Deloitte & Touche”) as the external auditor of the Trust until the next annual meeting of unitholders and to authorize the Trustees to fix the remuneration to be paid to the external auditor. Deloitte & Touche have served as the external auditor of BPP since 1996 and as our external auditor since our formation on March 19, 2010.

Unless directed otherwise, the BOX Trustees designated in the enclosed form of proxy intend to vote such units in favour of reappointing Deloitte & Touche, as external auditor of BOX to hold office until the next annual meeting of unitholders, and authorizing the Trustees to fix the remuneration to be paid to the external auditor.

Pre-Approval Policies and Procedures

From time to time, Deloitte & Touche provides us with tax and other non-audit services and we maintain a policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, requires consideration of whether the provision of services other than audit services is compatible with maintaining the external auditors’ independence and requires Audit Committee pre approval of permitted audit, audit related and non-audit services. It also specifies a number of services that are not permitted to be provided by our external auditors, including services related to financial information systems design and implementation.

External Auditor Service Fees (By Category)

The following table sets forth information on the fees billed or expected to be billed by Deloitte & Touche to BOX relating to the fiscal years ended December 31, 2011 and 2010:

Service Performed	2011	2010
Audit fees	750,000	$1,155,000
Audit related fees (1)	1,390,000	$740,000
All other fees	–	–
Tax fees	–	–
Total fees	2,140,000	$1,895,000

Note:

(1)	Included in this amount is 1,190,000 (2010 - $600,000) related to the audits of various BOX subsidiaries and 200,000 (2010 - $140,000) of non-recurring fees.

Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2011 and 2010 and the audit of internal control over financial reporting as of December 31, 2011 and 2010, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

Audit-related fees consisted of fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees”. Audit-related fees include fees for employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.

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Tax fees consist of fees for services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

The Audit Committee of the Board of Trustees has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte & Touche.

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PART THREE - GOVERNANCE PRACTICES

Our Board of Trustees oversees the management of our business and affairs. BPO provides asset and property management services to us under management agreements. BPO draws on members of its senior management and other individuals from its affiliates to fulfill its obligations to us. See “Part Five – Report on Executive Compensation”.

Our operating business is carried on by Brookfield Office Properties Canada LP, which holds direct and indirect interests in the properties in our portfolio and carries out all of our property investment and operating activities. BOPC GP Inc. is the general partner of Brookfield Office Properties Canada LP and, as such, directs the activities of Brookfield Office Properties Canada LP. Our Board of Trustees and the Board of Directors of BOPC GP Inc. comprise the same individuals.

BOARD OF TRUSTEES

Mandate of the Board

The Board encourages sound governance practices designed to promote our well-being and ongoing development, having always as its ultimate objective our long-term interests and the enhancement of value for our unitholders. The Board oversees the management of our business and affairs which is conducted by BPO under our management agreements. In doing so, the Board acts at all times with a view to our best interests. The Board endeavors to enhance unitholder value on a sustainable basis and in a manner that recognizes the interests of other stakeholders including our suppliers, customers and the communities in which we operate. In order to fulfill these responsibilities, the Board adopted Governance Guidelines. The Governance Guidelines, which include a detailed mandate for the Board, are reviewed on an annual basis and otherwise as appropriate. A copy of the Governance Guidelines, including position descriptions for the Chair and the Chief Executive Officer, are available on our website at www.brookfieldcanadareit.com and is attached hereto as Appendix A.

Meetings of the Board

Each Board member is expected to attend all meetings of our Board and any committee of which he or she is a member. The Board may also take action from time to time by unanimous written consent.

Our Board meets at least once in each quarter, with additional meetings held when required. Our Board met five times during 2011 and certain matters were approved by written consent. Attendance at those meetings is shown below and individual Trustee attendance is shown in the tables under the heading “Business of the Meeting - Election of Trustees”.

Board/Committee	Number of Meetings	Attendance
Board of Trustees	5	94%
Audit Committee	4	100%
Governance and Nominating Committee	4	100%
Total and Average for all Meetings	13	96%

Meeting frequency and agendas change from time-to-time depending on opportunities or risks we face. There are four regular meetings of the Board scheduled for 2012. Additional meetings may be called by the Chair, the Chief Executive Officer or any Board member on proper notice.

The Chair is primarily responsible for setting the agenda. Prior to each Board meeting, the Chair discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the Board. Any Board member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or raise subjects that are not on the agenda for that meeting.

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In advance of each Board and committee meeting, members receive the proposed agenda and other materials important to the Board member’s understanding of the matters to be considered. Board members are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Trustee Meetings Without Management

The independent Trustees meet separately from the non-independent Board members at each regularly scheduled Board meeting and whenever otherwise appropriate. Four private sessions of the independent Trustees without management present were held in 2011, one at each regularly scheduled Board meeting. Paul D. McFarlane, one of the independent Trustees, serves as chair at such sessions. In addition, the Audit Committee meets without management present after all Audit Committee meetings.

Conflicts of Interest

Each Trustee is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with us. If a Trustee has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

Size and Composition of the Board

Our Board is currently comprised of seven individuals, four of whom are independent.

The following table describes the independence status of the Trustees.

Independence Status of Nominated Trustees
Director	Independent	Related	Management	Reason for Related Status
Richard B. Clark		✓		Mr. Clark is the Chief Executive Officer of BPO, our majority shareholder.
Column Bastable	✓
Thomas F. Farley		✓		Mr. Farley is our Chair and the President and Global Chief Operating Officer of BPO, our majority shareholder.
Roderick D. Fraser	✓
Paul D. McFarlane	✓
Michael F. B. Nesbitt	✓
T. Jan Sucharda			✓	Mr. Sucharda is our President and Chief Executive Officer.

The Board has determined that Messrs. Bastable, Fraser, McFarlane and Nesbitt are independent and do not have any relationships with us.

Each member of our Board must have an understanding of our principal operational and financial objectives, plans and strategies, financial position and performance as well as our performance relative to our principal competitors and must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, such that they are unable to comply with the preceding sentence, are expected to advise, and submit a written resignation letter to, the Chair of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the Board of Trustees shall accept such offer of resignation.

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Independent Trustees

Our Board considers that its size and composition is appropriate given the diversity of our operations and the need for a variety of experience and backgrounds. The Board believes that a combination of individuals that are independent, individuals related to BPO and one individual drawn from management leads to a constructive exchange in Board deliberations resulting in objective, well-balanced and informed discussion and decision making.

Our Board, with the assistance of the Governance and Nominating Committee, determines whether each Board member is independent. In determining independence, the Board utilizes the definition of “independent” in the NYSE listing standards and in NI 52-110. In making these determinations, our Board examines the results of annual questionnaires completed by each Board member, as well as each individual’s circumstances and his or her relationship to us and our affiliates. For a Board member to be independent, the Board must affirmatively determine that such Board member has no material relationship with us.

While the Chair is not an independent Trustee and there is no lead independent Trustee, the meetings of independent Trustees are led by Paul D. McFarlane. Independent Trustees are free to add items to the agenda of Board or committee meetings or to request the calling of Board meetings and all Trustees are invited to raise issues not on the agenda at any Board or committee meeting. In addition, both committees of the Board are composed entirely of independent Trustees, who may meet any time they deem appropriate without management and non-independent Trustees.

Trustee Orientation and Continuing Education

The Chief Financial Officer and the Secretary, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new Board members regarding the role of the Board, its committees and its Board members. Generally, new Board members are provided with materials describing our business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chair to learn about us and our operations. In order to ensure that Board members maintain the skill and knowledge necessary to meet their obligations as Board members, the Board and the committees receive reports from management and third parties from time to time regarding changes in securities laws and regulations and changes in governance practices. In addition, as part of our Board’s regular quarterly meetings, management provides an update of the business conditions in our primary markets.

Board Renewal

The Trust does not have a mandatory age for the retirement of Trustees, as the Governance and Nominating Committee determined that such limits may deprive BOX and its unitholders of the contributions of members who have been able to develop, over time, valuable insights into BOX, its strategy and business operations. Instead, the Governance and Nominating Committee reviews the composition of the Board on a regular basis and recommends changes as appropriate. In addition, every three years the Governance and Nominating Committee reviews each Trustee’s continuation on the Board. This allows each trustee the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

Service on Other Boards and Audit Committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Trustees must advise the Chair in advance of accepting an invitation to serve on the board of another public company and, as a general rule, Trustees are not allowed to join a board of another public company on which two or more other Trustees of the Trust serve. Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the Board.

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Board Access to Outside Advisors

The Board may at any time retain outside financial, legal or other advisors at our expense and have the authority to determine the advisors’ fees and other retention terms. Each committee of the Board may retain outside advisors, at our expense, without the Board’s approval, at any time. Any Board member may, subject to the approval of the Chair, retain an outside advisor at our expense.

COMMITTEES OF THE BOARD

The Board has two standing committees: the Audit Committee and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for governance matters, the Audit Committee and Governance and Nominating Committee have specific responsibilities for certain aspects of governance as described below. A description of the responsibilities of the Board committee chairs can be found in our Governance Guidelines available on our website at www.brookfieldcanadareit.com and is attached hereto as Appendix A.

Our executive officers are employed and compensated by BPO so the Board does not believe that it is necessary to have a separate compensation committee. Our Governance and Nominating Committee oversees the implementation of management and administration services under our Asset Management Agreement and Property Management Agreement (collectively, the “Management Agreements”) by monitoring the relationship between our executive officers and the Board and by reviewing any proposed material amendments to or any determination required under those arrangements.

Audit Committee

Our Audit Committee is comprised of three individuals, all of whom are independent: Messrs. McFarlane (Chair), Bastable and Nesbitt.

The following is a short description of the relevant education and experience of the members of the Audit Committee:

All of the members of the Audit Committee have acquired significant financial experience and exposure to accounting and financial issues through service as senior executive officers and directors of various public and private companies in different sectors, including the financial services industry. In these roles, the members of the Audit Committee have been involved in the supervision of a company’s accounting function, the preparation of financial statements, the assessment and oversight of the external auditors, the oversight of regulatory filings and compliance and the evaluation of internal controls over financial reporting. Messrs. McFarlane, Bastable and Nesbitt have also served on the audit committees of various public and private companies. In addition, Messrs. Nesbitt and Bastable have business-related university degrees. Details of the experience of Messrs. McFarlane, Bastable and Nesbitt are contained under the heading “Business of the Meeting - Election of Trustees”. The collective experience and depth of knowledge represented by the members of the Audit Committee provide the committee with an understanding of the accounting principles used by us, including the application of estimates, accruals and provisions, that is sufficient to allow the committee to carry out its mandate.

The Audit Committee is responsible for monitoring BOX’s systems and procedures for financial reporting, risk management and internal controls, reviewing certain public disclosure documents and monitoring the performance and independence of our internal and external auditors. The Audit Committee is also responsible for reviewing BOX’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial condition and results of operations prior to their approval by the full Board of Trustees. In addition, the Audit Committee is responsible for recommending to the Trust the firm of chartered accountants to be nominated for appointment as the external auditor and for approving the assignment of any non-audit work to be performed by the external auditors.

Our Audit Committee met four times during 2011. Meeting frequency and agendas change from time to time depending on opportunities or risks we face. The charter for the Audit Committee is reviewed annually by the Audit Committee and the Board. A copy of the Audit Committee Charter is included in our Annual Information Form, and additional information required under National Instrument 52-110 – Audit Committees is included in the section of our Annual Information Form entitled “Audit Committee Information” which is posted on our website, www.brookfieldcanadareit.com, and is also filed on SEDAR at www.sedar.com. A copy of the Annual Information Form can also be obtained from the Secretary of the Trust as set out under the heading “Availability of Disclosure Documents”.

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Governance and Nominating Committee

Our Governance and Nominating Committee is comprised of four individuals, all of whom are independent: Messrs. Bastable (Chair), Fraser, McFarlane and Nesbitt.

The Governance and Nominating Committee is responsible for reviewing the performance of the Board as a whole on an annual basis, including specifically reviewing areas in which the Board’s effectiveness may be enhanced. It is also responsible for reviewing the credentials of proposed nominees for election or appointment to the Board and for recommending candidates for Board membership. Candidates are assessed in relation to the criteria established by the Board to ensure it has the appropriate mix of talents, quality and skills necessary to promote sound governance and an effective Board. The Governance and Nominating Committee is responsible for reviewing and reporting to the Board on: the charters of each existing committee; the position description for the Chair; the Declaration of Trust, the Governance Guidelines and any other governing policies; and any recommended amendments to such documents. The committee will also review all significant proposed related party transactions and situations involving a potential conflict of interest, including any material amendments to or any determinations under our Management Agreements with BPO.

Our Governance and Nominating Committee is also responsible for reviewing and reporting on the compensation of Trustees. The committee annually reviews the compensation paid to our independent Trustees, taking into account the complexity of our operations, the risks and responsibilities involved in being a Trustee, the requirement to participate in scheduled and special Board meetings, expected participation on the Board’s standing committees and the compensation paid to trustees and directors of comparable entities. Trustees who are employees of BPO or any of its affiliates do not receive compensation for serving as Trustees.

Our Governance and Nomination Committee met four times during 2011. Meeting frequency and agendas change from time to time depending on opportunities or risks we face. The charter for the Governance and Nominating Committee is reviewed annually by the Governance and Nominating Committee and the Board. A copy of the Governance and Nominating Committee charter is available on our website at www.brookfieldcanadareit.com.

EVALUATION OF BOARD AND COMMITTEES

The Governance and Nominating Committee, in consultation with the Chair, ensures that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board to ensure they are fulfilling their respective responsibilities and duties as set out in the Governance Guidelines and in the respective committee charters. The process used for undertaking these assessments includes a written survey of the effectiveness of the Board and its committees and detailed discussion of the results of such survey. In connection with these evaluations, each Board member has been requested to provide his assessment of the effectiveness of the Board and each committee. The Board has decided not to evaluate its individual Board members’ contributions and effectiveness because it believes that doing so will impair the cooperative and productive character of the Board.

COMMUNICATION AND DISCLOSURE POLICIES

We have adopted BPO’s Disclosure Policy which summarizes our policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that our communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure Policy is reviewed annually by the Board and is available on our website at www.brookfieldcanadareit.com.

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We endeavour to keep our unitholders informed of our progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. We also maintain a website that provides summary information about us and ready-access to our published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Board members and management meet with unitholders at our annual meeting and are available to respond to questions at that time. Unitholders who wish to contact the Chairman or any other Trustee can do so directly or through the Secretary of the Trust.

We also maintain an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss our financial results. We also endeavour to ensure that the media are kept informed of our developments as they occur, and have an opportunity to meet and discuss these developments with our designated spokespersons.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted BPO’s Code of Business Conduct and Ethics (the “Code”). The Board expects all Trustees, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to the Code which formally sets out standards for behaviour and practice. The Code is made available to each new Trustee, officer and employee upon commencement of employment and each year all employees are required to acknowledge compliance with the Code. The Board of Trustees monitors compliance with the Code in part through the whistle blowing procedures described therein which mandate that all Trustees, officers and employees report breaches of the Code and permits them to do so anonymously using the Trust’s third-party independent whistleblower hotline if they prefer. Any waiver of the Code will only be granted in very exceptional circumstances in accordance with the Code. Exceptions for Trustees may only be made by the Governance and Nominating Committee and exceptions for employees (other than the Chief Executive Officer) must be approved by the Chief Executive Officer and exceptions for the Chief Executive Officer must be approved by the Chairman of the Board. Any waiver will be disclosed by BOX to the extent required by law, regulation or stock exchange requirement. No waivers have been sought or granted since the adoption of the Code. The Code is reviewed annually by the Board of Trustees and the Governance and Nominating Committee and is posted on our website at www.brookfieldcanadareit.com.

Board and Management Responsibilities

Board Positions

The positions of Chair of the Board and Chief Executive Officer are separate. Mr. Farley serves as the Chair of the Board and Mr. Sucharda serves as the Chief Executive Officer of BOX. The Board has adopted written position descriptions for the Chair and Chief Executive Officer. These position descriptions are reviewed annually by the Board and can be found in the Governance Guidelines which are attached hereto as Appendix A and posted on our website at www.brookfieldcanadareit.com.

The Chair of the Board is principally responsible for overseeing the operations and affairs of the Board. The Chair of the Board is responsible for the following functions: preparing the agenda for each Board meeting in consultation with other members of the Board and the Chief Executive Officer; ensuring Trustees receive the information required to perform their duties; ensuring an appropriate committee structure is in place and assisting the Governance and Nominating Committee in making recommendations for committee appointments; together with the Governance and Nominating Committee, ensuring that an appropriate system is in place to evaluate the performance of the Board as a whole, its committees and its individual Trustees; and working with the Chief Executive Officer to monitor progress on strategic planning, policy implementation and succession planning.

The Chief Executive Officer provides leadership to the Trust and, subject to approved policies and direction by the Board, manages the business and affairs of the Trust and oversees the execution of its strategic plan. In addition, the Chief Executive Officer is responsible for the following functions: presenting to the Board for approval an annual strategic plan for the Trust; presenting to the Board for approval the capital and operating plans to implement approved strategies on an ongoing basis; acting as the primary spokesman for the Trust; and together with the Chief Financial Officer, ensuring that controls and procedures are in place to ensure the accuracy and integrity of the Trust’s financial reporting and public disclosures.

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Management’s Relationship to the Board

The primary responsibility of management is to safeguard BOX’s assets and to create wealth for unitholders. When performance is found to be inadequate, the Board of Trustees has the responsibility to bring about appropriate change. BOX’s governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by its Board of Trustees and its committees.

Management Accountability

Business plans are developed to ensure the compatibility of unitholder, Board of Trustee and management views on strategic direction, performance targets and utilization of unitholders’ equity. A session of the Board of Trustees is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board of Trustees’ approval of the annual business plan provides a mandate for senior management to conduct the affairs of BOX knowing it has the necessary support from the Board of Trustees. Material deviations from the plan are reported to and considered by the Board of Trustees.

Board and Committee Information

The information provided by management to Trustees is considered to be critical to their effectiveness. In addition to the reports presented to the Board of Trustees and committees at their regular and special meetings, the Trustees are kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing BOX’s business plan and the attainment of its objectives. The Trustees periodically assess the quality, completeness and timeliness of information provided by management to the Board of Trustees. Trustees also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of BOX.

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PART FOUR - REPORT ON TRUSTEE COMPENSATION AND EQUITY OWNERSHIP

TRUSTEE COMPENSATION

The Board of Trustees’ compensation is designed to attract and retain highly talented and experienced Trustees. This requires that Trustees be fairly and competitively compensated. The Board of Trustees, through its Governance and Nominating Committee, annually reviews the compensation paid to our outside Trustees, taking into account the complexity of our operations, the risks and responsibilities involved in being a Trustee of the Trust, the requirement to participate in scheduled and special Board meetings, expected participation on the Board’s standing committees and the compensation paid to Trustees of comparable companies.

Trustees of BOX who are not officers of BOX or its affiliates (“outside Trustees”) are currently entitled to receive an annual fee of US$100,000 (the “Annual Fee”). The Chairman of the Audit Committee is also entitled to receive a supplemental annual retainer of US$20,000. There are no additional fees paid to Board members for attendance at Board and committee meetings or for membership on standing committees of the Board.

DEFERRED TRUST UNIT PLAN

We have established the Deferred Trust Unit Plan for Non-Executive Trustees to enhance our ability to attract and retain high quality individuals to serve as members of our Board of Trustees and to promote a greater alignment of interests between our outside Trustees and our unitholders.

A deferred trust unit (a “DTU”) is a unit, equivalent in value to a trust unit, credited by means of a bookkeeping entry in our books, to an account in the name of the Trustee. Under the Deferred Trust Unit Plan, outside Trustees have a right to receive a percentage of their Annual Fee in the form of DTUs. The number of DTUs to be credited to a Trustee’s account in each year is calculated by dividing (a) the amount of the Annual Fee that the Trustee has elected to be received in the form of DTUs, by (b) the market value of a trust unit on the dates the Annual Fee is awarded. The Annual Fee is paid in four quarterly installments.

Additional DTUs are credited to the Trustee’s account to reflect any distributions paid on our trust units. Under the Deferred Trust Unit Plan, “market value” means the volume weighted average trading price of the trust units on the TSX for the five trading days immediately preceding the relevant date. In the event that our trust units are not listed and posted for trading on any stock exchange, the market value will be the fair market value of our trust units as determined by the Board of Trustees in its sole discretion.

DTUs credited to a Trustee’s account vest immediately and are redeemable by the Trustee (or, where the Trustee has died, his or her estate) following an event, including removal, failure to be reappointed as a Trustee, retirement or death, causing the Trustee to no longer be eligible to participate in the Deferred Trust Unit Plan (the “Termination Date”). The Trustee will receive, within 30 business days after the Termination Date a whole number of trust units from us equal to the whole number of DTUs being redeemed or, at the option of the Trustee, a cash amount equal to the market value of such number of trust units that would otherwise be issued in settlement of the DTUs on the Termination Date, net of any applicable withholding taxes. We will also make a cash payment, net of any applicable withholding taxes, to the Trustee with respect to the value of any fractional DTUs being redeemed by the Trustee, calculated by multiplying (a) the number of such fractional DTUs by (b) the market value of such fractional DTUs on the Termination Date. Upon payment in full of the value of the DTUs, the DTUs will be cancelled. Notwithstanding the foregoing, the Board of Trustees will have the discretion to vary the manner in which DTUs vest for any Trustee.

We have reserved 200,000 trust units for issuance under the Deferred Trust Unit Plan representing 0.8% of our trust units outstanding as of March 12, 2012. At no time may the number of trust units reserved for issuance to our insiders pursuant to outstanding DTUs, together with the number of trust units reserved for issuance to such persons pursuant to any other compensation arrangements, exceed 10% of the then outstanding number of trust units, as calculated immediately prior to the issuance in question. In addition, the number of trust units issued to our insiders pursuant to outstanding DTUs together with the number of trust units issued to such persons pursuant to any other compensation arrangements, within any one year period, may not exceed 10% of the then outstanding number of trust units.

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In no event may the rights or interests of a Trustee under the Deferred Trust Unit Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a beneficiary or legal representative upon the death of the Trustee, by will or by the laws of succession and distribution. The administration of the Deferred Trust Unit Plan is subject to and will be performed in conformity with all applicable laws, regulations, orders of governmental or regulatory authorities and the requirements of any stock exchange on which our trust units are listed.

Our Board of Trustees has the power to amend, modify, suspend or terminate the Deferred Trust Unit Plan, subject to the terms thereof and any necessary regulatory and unitholder approvals. Subject to applicable law, unitholder approval is not required for amendments except for any amendment or modification that:

a)	increases the number of trust units reserved for issuance under the Deferred Trust Unit Plan;
b)	extends eligibility to participate in the Deferred Trust Unit Plan to persons not currently eligible to participate;
c)	permits entitlements under the Deferred Trust Unit Plan to be transferred other than for normal estate settlement purposes; or
d)	permits awards, other than those entitlements specifically contemplated in the Deferred Trust Unit Plan, to be made under the Deferred Trust Unit Plan.

OWNERSHIP GUIDELINES

The Board of Trustees believes that Trustees can better represent BOX’s unitholders if they are unitholders themselves. Accordingly, in February 2011, the Board adopted a policy that at least half of the Annual Fee payable to an outside Trustee will be paid in DTUs of BOX until the number of DTUs accumulated and trust units owned by the Trustee have an aggregate investment cost or current market value equal to three times the then current Annual Fee. Thereafter the Trustee may elect to take all of the Annual Fee in cash or DTUs or some combination thereof.

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TRUSTEE COMPENSATION TABLES

Annual Trustee Compensation

In 2011, the outside Trustees received annual Trustee compensation having a total value of $426,390. This was comprised of cash compensation of $257,707 and DTUs valued at $168,683, as described in further detail below. Trustees are also reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings. In 2011, outside Trustees of BOX received a total of $38,287 in Trustees’ reimbursed expenses.

The following table provides details of the compensation received by Trustees (other than Messrs. Farley and Sucharda whose compensation is set out under the heading “Part 5 – Report on Executive Compensation – Compensation of Named Executive Officers”) during the year ended December 31, 2011.

Name	Fees Earned in Cash ($)(1)	Unit-based Awards (DTUs) ($)(2)	Option -based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Colum Bastable	49,559	52,713	–	–	–	–	102,272
Richard B. Clark(3)	–	–	–	–	–	–	–
Roderick D. Fraser	49,559	52,713	–	–	–	–	102,272
Paul D. McFarlane(4)	59,471	63,257	–	–	–	–	122,728
Michael F.B. Nesbitt	99,118	–	–	–	–	–	99,118

Notes:

(1)	The Annual Fee and the supplemental retainer for acting as Chairman of the Audit Committee are paid in U.S. dollars, though Trustees may elect to receive their fees in Canadian dollars. In 2011, Messrs. Bastable and Nesbitt elected to receive their fees in Canadian dollars and their U.S. dollar fees were converted into Canadian dollars at the exchange rate on the payment date. Fees paid in U.S. dollars are reported in the table based on the exchange rate on the payment date.
(2)	Based on the closing price of a trust unit on the TSX on the grant date of DTUs.
(3)	Mr. Clark did not receive any compensation for serving as a Trustee of BOX. For details regarding the compensation paid to Mr. Clark by BPO, please refer to “Part Five – Report on Executive Compensation” starting on page 30 of the Management Proxy Circular of BPO dated March 30, 2012 which is available on BPO’s website at www.brookfieldofficeproperties.com and SEDAR at www.sedar.com.
(4)	The compensation shown above for Mr. McFarlane includes the additional retainer for acting as Chairman of the Audit Committee.

Outstanding Unit-Based Awards and Option-Based Awards

The following table indicates for each of the Trustees (other than Messrs. Farley and Sucharda whose compensation is set out under the heading “Part 5 – Report on Executive Compensation – Compensation of Named Executive Officers”) the unit-based awards and option awards outstanding as of December 31, 2011.

Name	Option-based Awards				Unit-based Awards (DTUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- money Options ($)	Number of Units or Units of Units That Have Not Vested (#)	Market or Payout Value of Unit-based Awards that Have Not Vested ($)	Market or Payout Value of Vested Unit- based Awards Not Paid Out or Distributed(1) ($)
Colum Bastable	–	–	–	–	–	–	101,731
Richard B. Clark	–	–	–	–	–	–	–
Roderick D. Fraser	–	–	–	–	–	–	101,731
Paul D. McFarlane	–	–	–	–	–	–	122,111
Michael F.B. Nesbitt	–	–	–	–	–	–	–

Note:

(1)	Based on the closing price of a trust unit on the TSX on December 30, 2011 of $24.32.

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Incentive Plan Awards Vested or Earned During 2011

The following table indicates for each of the Trustees (other than Messrs. Farley and Sucharda whose compensation is set out under the heading “Part 5 – Report on Executive Compensation – Compensation of Named Executive Officers”) the incentive plan awards vested or earned during 2011.

Name	Option-based Awards – Value Vested During the Year ($)	Share-based Awards – Value Vested During the Year(1) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Colum Bastable	–	52,713	–
Richard B. Clark	–	–	–
Roderick D. Fraser	–	52,713	–
Paul D. McFarlane	–	63,257	–
Michael F.B. Nesbitt	–	–	–

Note:

(1)	Based on the closing price of a trust unit on the TSX on the vesting dated of the DTUs.

Equity Ownership of Trustees

The following table sets out the total number of trust units and DTUs held by Trustees serving on the Board as of March 12, 2012, along with the market value of those holdings as at March 12, 2012. See the tables under the heading “Business of the Meeting — Election of Trustees” for information on the individual equity ownership of the Trustee nominees.

Holdings as at March 12, 2012	Trust units (#)	DTUs (#)	Trust units & DTUs (#)	Equity at Risk(1) ($)
Total	15,239	13,387	28,626	712,787

Note:

(1)	Based on the closing price of a trust unit on the TSX on February 14, 2012 of $24.90.

| Brookfield Canada Office Properties | 2012 Management Proxy Circular	23

PART FIVE - REPORT ON EXECUTIVE COMPENSATION

Our executive officers are employed by BPO and we do not directly or indirectly pay any compensation to them. Any variability in compensation paid by BPO to our executive officers has no impact on our financial obligations under our management arrangements with BPO. See “Asset Management Agreement” below for a summary of certain provisions of that agreement, including fees payable under that agreement.

In the year ended December 31, 2011, we paid Brookfield Properties Management Corporation (“BPO ManagementCo”) fees relating to property management services of $12.4 million (compared to $11.7 million in 2010), fees relating to leasing and construction services of $6.9 million (compared to $3.8 million in 2010) and fees relating to asset management and administrative and regulatory compliance services of $12.6 million (compared to $11.5 million in 2010).

BPO determines the total compensation paid to our executive officers. In determining this compensation, BPO considers, among other things, BPO’s business, results of operations and financial condition taken as a whole, including our operations. For a detailed discussion of the objectives of BPO’s compensation program, the elements of its compensation program and how compensation is determined, please refer to “Part Five – Report on Executive Compensation” starting on page 30 of the Management Proxy Circular of BPO dated March 30, 2012 which is available on BPO’s website at www.brookfieldofficeproperties.com and SEDAR at www.sedar.com.

ASSET MANAGEMENT AGREEMENT

We appointed BPO ManagementCo to provide us with asset management, regulatory compliance and administrative services (the “Asset Management Services”), including:

(i)	providing advisory, consultation and investment management services;

(ii)	causing or supervising the carrying out of all day-to-day management;

(iii)	identifying, evaluating, recommending and structuring acquisitions or dispositions from time to time and assisting in negotiating the terms of such acquisitions or dispositions;

(iv)	arranging for such administrative, executive and management personnel to be provided to us as is reasonably necessary or appropriate to carry out the Asset Management Services;

(v)	providing development, supervision and coordination services for any new construction projects constituting an addition to or expansion or substantial redevelopment of a property; and

(vi)	providing such administrative and support services as we require.

BPO ManagementCo’s activities are subject to the supervision and direction of our Trustees and the board of directors of BOPC GP Inc. BPO causes BPO ManagementCo and BPO’s other subsidiaries to provide the Asset Management Services in accordance with the Asset Management Agreement and to make available such administrative, executive and management personnel of BPO to allow BPO ManagementCo to comply with its obligations under the Asset Management Agreement.

Compensation and Reimbursement

BPO ManagementCo receives:

(i)	a monthly base management fee, calculated in arrears, in an amount equal to one-twelfth of 0.25% of our enterprise value in the applicable fiscal month; and

(ii)	an annual incentive fee, calculated in arrears, in an aggregate amount equal to 15% of our funds from operations per trust unit in excess of $1.33, subject to adjustments for certain transactions affecting our trust units (including the subdivision, split, combination or consolidation of our trust units).

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The aggregate amount of the base management fee and the incentive fee payable in respect of any fiscal year will not exceed 0.5% of the greater of (a) our enterprise value for the last fiscal month of such fiscal year, and (b) the simple average of our total enterprise value for each fiscal month of such fiscal year.

If and whenever BPO ManagementCo performs development, supervision and coordination services for any new construction projects constituting an addition to or expansion or substantial redevelopment of a property it will also receive a development fee equal to 10% of the first $2 million of project costs plus 4% of the project costs in excess of $2 million incurred on each project, provided that for projects with estimated costs of over $20 million, the development fee will be separately negotiated.

BPO ManagementCo is also entitled to be reimbursed for the salaries, licensing and training costs and other remuneration of or any costs relating to the termination or severance of the administrative, executive and management personnel who provide certain administrative and regulatory compliance services.

BPO ManagementCo is reimbursed for all reasonable actual out of pocket costs and expenses it incurs in connection with the performance of the Asset Management Services. Except as described above, BPO ManagementCo is not reimbursed for the salaries and other remuneration of or any costs relating to the termination or severance of the administrative, executive and management personnel who provide Asset Management Services or overhead for such persons.

Other Terms

The Asset Management Agreement has an initial term of ten years and is automatically renewable for further terms of five years each. At least 12 months prior to the end of the initial term and any renewal term, our independent trustees will review the performance of BPO ManagementCo and, if they are not satisfied with the performance by BPO ManagementCo of its obligations under the Asset Management Agreement and determine that it is not in our best interests that the Asset Management Agreement be renewed, they may submit the termination of the Asset Management Agreement to a vote of our unitholders. If such termination is approved by at least a majority of the votes cast by our unitholders, we may terminate the Asset Management Agreement at the end of the then current term, provided that we provide BPO ManagementCo with at least three months’ prior written notice and pay BPO ManagementCo a termination fee equal to the aggregate amount paid to BPO ManagementCo in respect of fees paid in the fiscal year preceding the effective date of the termination. If the agreement is not so terminated, it will automatically be renewed.

We may also terminate the Asset Management Agreement upon written notice to BPO ManagementCo: if BPO ManagementCo defaults in the performance of any material term of the Asset Management Agreement and such default continues for a period of 30 days; if BPO ManagementCo engages in any act of fraud, misappropriation of funds or embezzlement against us; if there is an event of gross negligence by BPO ManagementCo in the performance of its duties that results in material harm to us; or in the event of the bankruptcy or insolvency of BPO ManagementCo. BPO ManagementCo may terminate the Asset Management Agreement upon written notice to us: if we default in the performance of any material term of the Asset Management Agreement and such default continues for a period of 30 days; or in the event that we become bankrupt or insolvent.

We will indemnify BPO ManagementCo and its affiliates, directors, officers, agents, members, partners, shareholders, delegatees, subcontractors, advisors, employees and other representatives of each of the foregoing from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with the Asset Management Agreement or the Asset Management Services, other than those that are determined by a final and non-appealable judgment or final and binding arbitration decision to have resulted from an indemnified party’s bad faith, fraud, wilful misconduct, gross negligence or breach of any material term of the Asset Management Agreement.

The maximum liability of BPO ManagementCo pursuant to the Asset Management Agreement is equal to all amounts we paid in respect of the Asset Management Services in the five most recent fiscal years.

The Asset Management Agreement does not prohibit BPO ManagementCo or its affiliates (including BPO) from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. The Asset Management Agreement provides that any conflicts of interest between us and BPO ManagementCo or its affiliates will be dealt with by BPO ManagementCo in good faith and in a fair, equitable and even-handed manner.

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Performance Graph

The following shows the cumulative total unitholder return for our trust units (assuming re-investment of distributions) since May 5, 2010 which was the date our trust units were listed on the TSX, in comparison with the cumulative total return of the S&P/TSX Composite Total Return Index.

	2010				2011
	May	June	September	December	March	June	September	December
S&P/TSX Composite Total Return Index	$100.00	$96.29	$106.17	$116.20	$122.70	$116.38	$102.40	$106.07
Brookfield Canada Office Properties	$100.00	$99.36	$111.27	$115.81	$118.07	$121.75	$121.43	$136.51

Trend

We pay fees to BPO ManagementCo determined in accordance with the terms of the Asset Management Agreement, which fees do not track and are not affected by the market price of our trust units. As described above, our executive officers are employed by BPO and we do not directly or indirectly pay any compensation to them. The factors that BPO considers in setting the compensation of our executives and the relationship with their compensation to the performance of the common shares of BPO are set out in “Part Five — Report on Executive Compensation” starting on page 30 of the Management Proxy Circular of BPO dated March 30, 2012 which is available on BPO’s website at www.brookfieldofficeproperties.com and SEDAR at www.sedar.com.

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COMPENSATION OF NAMED EXECUTIVE OFFICERS

Our executive officers are employed by BPO and we do not determine the amounts payable to the executive officers or directly or indirectly pay any compensation to them. We are providing the disclosure below to comply with applicable Canadian securities laws. The following officers qualify as our named executive officers: (a) Thomas F. Farley (our Chief Executive Officer until June 6, 2011 and currently the Chair of our Board of Trustees); (b) T. Jan Sucharda (our Chief Executive Officer from June 6, 2011 and formerly our President and Chief Operating Officer); and (c) Bryan K. Davis (our Chief Financial Officer).

As Messrs. Farley, Sucharda and Davis were compensated as officers of BPO, certain compensation information provided in this section is excerpted from the Management Proxy Circular of BPO dated March 30, 2012. All references to options, common shares and Deferred Share Units in this and the following section are to securities of BPO.

The following table sets out the compensation paid to the Chief Executive Officer, former Chief Executive Officer and Chief Financial Officer.

Name and Principal Position	Year	Salary ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-equity Incentive Plan Compensation ($)		Pension Value $	All Other Compensation ($)(2)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Thomas F. Farley(3)(4)(5)(6)(7) Chair	2011 2010 2009	500,000 450,000 400,000	– – –	607,590 277,668 609,000	1,000,000 1,000,000 700,000	– – –	– – –	24,711 22.500 20,768	2,132,301 1,750,168 1,729,768
T. Jan Sucharda(7)(8) President and CEO, Cdn Commercial Operations	2011 2010 2009	360,000 335,000 295,000	– – –	611,460 277,668 197,144	450,000 200,000 167,000	– – –	– – –	22,450 22,000 20,768	1,443,910 834,668 679,912
Bryan K. Davis(9) Chief Financial Officer	2011 2010 2009	394,240 355,985 339,525	– – –	537,901 277,668 168,000	394,240 508,550 339,525	– – –	– – –	– – –	1,326,381 1,142,203 854,558

Notes:

(1)	These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one year holding provisions of the Stock Option Plan and using the following assumptions: volatility = 30%; risk-free rate = 2.65%; expected term = 7.5 years; and dividend yield = 5.0%.
(2)	These amounts represent annual retirement savings contributions.
(3)	In February 2010, Mr. Farley was granted 25,000 stock options, pursuant to BAM’s stock option plan in connection with his role as an executive officer of BAM’s global real estate group in 2009. The options are exercisable at a price of US$23.18. Such options were issued by BAM at no cost to BPO. The grant date fair value of these options was US$121,500, which is not included in this table.
(4)	In February 2011, Mr. Farley was granted 27,000 stock options, pursuant to BAM’s stock option plan in connection with his role as an executive officer of BAM’s global real estate group in 2010. The options are exercisable at a price of US$32.61. Such options were issued by BAM at no cost to BPO. The grant date fair value of these options was US$212,490, which is not included in this table.
(5)	In February 2012, Mr. Farley was granted 36,500 stock options, pursuant to BAM’s stock option plan in connection with his role as an executive officer of BAM’s global real estate group in 2011. The options are exercisable at a price of US$31.32. Such options were issued by BAM at no cost to BPO. The grant date fair value of these options was US$238,710, which is not included in this table. Mr. Farley received no other compensation for his role as an executive officer of BAM’s global real estate group.
(6)	Mr. Farley was our Chief Executive Officer and the Chief Executive Officer, Canadian Commercial Operations of BPO until June 6, 2011 when he was appointed Chair of our Board of Trustees and President and Global Chief Operating Officer of BPO.
(7)	Messrs. Farley and Sucharda did not receive any additional compensation for acting as Trustees of BOX.
(8)	Mr. Sucharda was our President and Chief Operating Officer and the President and Chief Operating Officer, Canadian Commercial Operations of BPO until June 6, 2011 when was appointed as our President and Chief Executive Officer and the President and Chief Executive Officer, Canadian Commercial Operations of BPO.
(9)	Compensation was paid in US dollars and is presented based on the exchange rate on March 1, 2012 of US$1.00 = C$0.9856 for the year 2011; on February 24, 2011 of US$1.00 = C$1.0171 for the year 2010; and on February 18, 2010 of US$1.00 = C$1.0447 for the year 2009.

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Outstanding Share-based Awards and Option-based Awards

The following table indicates for each of the named executive officers all option and share awards outstanding as at December 31, 2011.

Name	Option-based Awards				Share-based Awards (DSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- based Awards that Have Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)(2)
Thomas F. Farley	43,772	12.42	12/31/2012	155,390	–	–	795,266
	180,000	17.47	12/31/2014	–	–	–	–
	180,000	20.16	12/31/2013	–	–	–	–
	45,000	23.23	12/31/2015	–	–	–	–
	75,000	19.21	12/31/2017	–	–	–	–
	402,866	7.85	12/31/2018	3,271,272	–	–	–
	350,000	13.71	12/31/2019	791,000	–	–	–
	100,000	US$17.35	12/31/2020	–	–	–	–
T. Jan Sucharda	45,000	23.23	12/31/2015	–	–	–	–
	14,528	36.40	12/31/2016	–	–	–	–
	28,634	19.21	12/31/2017	–	–	–	–
	115,000	7.85	12/31/2018	933,800	–	–	–
	71,000	13.71	12/31/2019	160,460	–	–	–
	100,000	US$17.35	12/31/2020	–	–	–	–
Bryan K. Davis	45,000	US$19.11	12/31/2017	–	–	–	–
	605,691	US$6.15	12/31/2018	5,665,237	–	–	–
	100,000	US$12.98	12/31/2019	262,170	–	–	–
	100,000	US$17.35	12/31/2020	–	–	–	–

Notes:

(1)	The “in-the-money” value is the amount by which the market value of BPO’s common shares under option exceeded the exercise price of such options. The market value of BPO’s common shares is based on the closing price of a common share on the NYSE on December 30, 2011 of US$15.64 for U.S. dollar denominated options and for Canadian dollars denominated options, is based on the closing price of a common share on the TSX on December 30, 2011 of $15.97. U.S. dollar amounts are converted into Canadian dollars at the exchange rate on December 30, 2011 of US$1.00 = C$0.998273, as reported by OANDA.
(2)	The market value of a DSU is equal to the closing price of a common share on the TSX on December 30, 2011 of $15.97.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table indicates for each of the named executive officers the value of all option-based and share-based awards that vested during 2011.

Name	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(2)

Thomas F. Farley(3)	812,454	–	1,000,000
T. Jan Sucharda	218,852	–	450,000
Bryan K. Davis	1,185,482	–	394,240

Notes:

(1)	The value is the amount by which the market value of BPO’s common shares under option exceeded the exercise price of such options on the vesting date. The market value of BPO’s common shares is based on the closing price of a common share on the NYSE for U.S. dollar denominated options and for Canadian dollar denominated options, based on the closing price of a common share on the TSX. U.S. dollar amounts are converted to Canada dollars at the exchange rate on the vesting date, as reported by OANDA.
(2)	Represents the cash bonus awarded to each Named Executive Officer in 2011. Mr. Davis received his cash bonus in U.S. dollars and it is presented in the table based on the exchange rate on March 1, 2012 of US$1.00 = C$0.9856, as reported by OANDA.
(3)	The values in this row do not include US$174,762 of in-the-money value from 41,741 options which Mr. Farley exercised in 2011. These options were expiring on December 31, 2011.

| Brookfield Canada Office Properties | 2012 Management Proxy Circular	28

APPROACH TO RISK MANAGEMENT

BOX has engaged BPO ManagementCo, a wholly-owned subsidiary of BPO, to provide asset management services for BOX under the long-term Asset Management Agreement. BPO owns an aggregate equity interest in BOX of approximately 83.3%. We believe that BPO’s substantial ownership interest in BOX, together with BPO’s compensation structure under the Asset Management Agreement, which includes an incentive component, fully align BPO’s interests with those of our other unitholders. The Board has not identified any risks with our compensation policies and practices that are reasonably likely to have a material adverse effect on us.

Our executive officers are employed and compensated by BPO. As a result, the Board has not established a compensation committee and has never engaged a compensation consultant or advisor. BPO’s compensation policies and practices focus on long-term incentives and are intended to encourage management to make decisions and take actions that will create long-term sustainable cash flow growth and result in improvement in long-term shareholder value. BPO has developed formal policies that encourage management to consider the risks related to their decisions and actions and to make decisions and take actions accordingly. Details regarding these policies and on BPO’s approach to executive compensation generally are set out in “Part Five — Report on Executive Compensation” starting on page 30 of BPO’s Management Proxy Circular dated March 30, 2012 which is available on BPO’s website at www.brookfieldofficeproperties.com and SEDAR at www.sedar.com.

None of our Trustees or executive officers have entered into transactions, including purchasing financial instruments, which have the effect of hedging the economic value of any direct or indirect interests of the Trustee or executive officer in our common equity.

PART SIX – OTHER INFORMATION

INDEBTEDNESS OF TRUSTEES, OFFICERS AND EMPLOYEES

None of our executive officers, trustees or employees or former executive officers, trustees or employees and none of BPO ManagementCo, the executive officers or directors of BPO ManagementCo, or any associate or affiliate of any such person, is as of the date hereof, or has been since January 1, 2011 indebted to us.

LIABILITY OF TRUSTEES

Our Declaration of Trust contains customary provisions limiting the liability of our Trustees. The Trustees will not be liable to any of our unitholders or any other person, in contract, tort or otherwise, unless such liabilities arise out of a breach of the Trustees’ standard of care, diligence and skill or breach of the restrictions on the Trustees’ powers as set out in the Declaration of Trust. In the exercise of the powers, authorities or discretion conferred on our Trustees under the Declaration of Trust, the Trustees are and will be conclusively deemed to be acting as trustees of our assets and will not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to us or our assets.

TRUSTEES’ AND OFFICERS’ LIABILITY INSURANCE

We maintain and pay for insurance for our Trustees and officers under policies arranged by BAM with a combined annual limit of $50 million subject to a corporate deductible of $250,000 per loss. The limit is not exclusive to each entity insured under the policies. Under this insurance coverage, we will be reimbursed for indemnity payments made to Trustees or officers as required or permitted by law or under provisions of our Declaration of Trust as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by our Trustees and officers during the course of their duties as such. This insurance also provides coverage to our individual Trustees and officers without any deductible if we do not indemnify them. The insurance coverage for Trustees and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, as of March 30, 2012, none of our trustees, officers or associates of a trustee or officer nor, to the knowledge of our trustees or officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, our voting securities carrying more than 10% of the voting rights attached to any class of our voting securities outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any of our material transactions nor do any such persons have a material interest, direct or indirect, in any of our proposed transactions.

In the normal course of our operations, we enter into various transactions on market terms with related parties, including intercompany loans, putting amounts on deposit with affiliates, acquiring insurance and leasing office space. We pay fees to BPO ManagementCo under our Management Agreements as described under the heading “Report on Executive Compensation”.

In addition, BPO has undertaken to us not to rely on the exemptions from the minority approval requirement contained in sections 4.6(1)(a) and 5.7(g) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), or any discretionary exemption having a similar effect granted by the Canadian securities regulators, in connection with any “business combination” or “related party transaction” (as such terms are defined in MI 61-101) in respect of which BPO or any of its affiliates is an “interested party” (as such term is defined in MI 61-101). This undertaking will terminate in the future if BPO and its affiliates hold in aggregate an equity interest in BOX of 75% or less for a period of 12 months. BPO has also undertaken that prior to completing a disposition, restructuring or development of any of the assets that BPP retained in the transaction in which we were formed in circumstances where we are permitted and have the financial capacity to participate, it will (except where otherwise restricted or where the transaction involves a broader enterprise) notify and discuss with our independent Trustees in good faith our participation in such transaction prior to or concurrent with discussing the same with other parties.

AVAILABILITY OF DISCLOSURE DOCUMENTS

We will provide any person or corporation, upon request, with a copy of:

(1)	our most recent annual information form, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;
(2)	our comparative financial statements for the fiscal year ended December 31, 2011, together with the report of the auditors thereon;
(3)	our most recent annual report, which includes management’s discussion and analysis of financial conditions and results of operations (“MD&A”);
(4)	our interim financial statements for the periods subsequent to the end of BOX’s fiscal year and the MD&A thereon; and
(5)	our management proxy circular dated March 30, 2012.

Financial information for the fiscal year ended December 31, 2011 is provided in our comparative financial statements and MD&A, which are included in the our most recent annual report.

Requests for the above-mentioned disclosure documents can be made to our Investor Relations department by mail at Suite 300, 181 Bay Street, Brookfield Place, Box 762, Toronto, Ontario M5J 2T3 or by e-mail to Matthew Cherry, Director, Investor Relations & Communications at matthew.cherry@brookfield.com. Copies of these documents and additional information relating to BOX are also available on our website at www.brookfieldcanadareit.com or BOX’s SEDAR profile at www.sedar.com.

Other Business

The Trust knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.

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Trustees’ Approval

The contents and sending of this Circular have been approved by the Trustees of the Trust.

(signed) “Deborah R. Rogers”

DEBORAH R. ROGERS
Secretary

Toronto, Ontario

March 30, 2012

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APPENDIX A – GOVERNANCE GUIDELINES

1.	INTRODUCTION

Governance relates to the activities of the board of trustees who are elected by and are accountable to the unitholders, and takes into account the role of the senior officers of Brookfield Canada Office Properties (“BOX” or the “Trust”) who are appointed by the board of trustees, in consultation with Brookfield Office Properties Inc. (“BPO”) and who are charged with the ongoing management of BOX.

The Board is of the view that the governance policies and practices of BOX, outlined below (the “Governance Guidelines”) are comprehensive and consistent with requirements of the Toronto Stock Exchange, applicable Canadian securities laws and the practices of Canadian public issuers in similar circumstances to the Trust.

The board of trustees (the “Board”) of the Trust will revise these Governance Guidelines from time to time based on its assessment of the Trust’s needs and legal and regulatory developments and changes in practices. The Trust’s Governance and Nominating Committee will review these Governance Guidelines annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.	ROLE AND FUNCTIONS OF THE BOARD

The role of the Board is to oversee the business and affairs of the Trust which are conducted by its officers under the direction of the Chief Executive Officer. In doing so, the Board acts at all times with a view to the best interests of BOX. The Board endeavors to ensure that unitholder value is enhanced on a sustainable basis and in a manner that recognizes the interests of other stakeholders in the Trust including its suppliers, customers and the communities in which it operates.

In fulfilling its responsibilities, the Board, both directly and through its various committees, shall:

Strategic planning

a)	oversee the strategic planning process including, on an annual basis, reviewing and approving the business plan for the Trust and monitoring performance of the Trust under the plan;

b)	oversee the financial and business strategies and objectives included within the business plan;

Oversight of management

a)	oversee the provision of management, human resource, legal and other services;

b)	together with BPO, develop a position description for the Chief Executive Officer including the corporate objectives that the Chief Executive Officer is responsible for meeting;

c)	together with BPO, oversee the selection and evaluation of the Chief Executive Officer;

d)	together with BPO, oversee the selection and evaluation of other senior officers;

e)	together with BPO, monitor succession planning of the Chief Executive Officer and other senior officers;

f)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior officers;

Risk assessment and management

a)	assess the major risks facing the Trust and its businesses and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;

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Public disclosure and financial reporting

a)	oversee the Trust’s public disclosure and financial reporting, review and monitor the Trust’s management information systems and disclosure controls and procedures, its internal controls and procedures for financial reporting;

b)	oversee compliance with the code of business conduct and ethics of BPO (the “Code of Business Conduct and Ethics”), which the Board has adopted for the Trust, and which applies to the senior management and trustees of the Trust to ensure that the Trust maintains its integrity and accountability;

Governance

a)	ensure an appropriate system of governance is in place so the Board and the senior management can operate effectively, in the best interests of the Trust;

b)	confirm that processes are in place for the Trust and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters;

c)	oversee the creation of a culture of integrity throughout the organization;

Approval of certain matters

a)	approve all material transactions for the Trust; and

b)	approve those matters which may not be delegated by the Board under applicable law and the Declaration of Trust of BOX including, among others, the issuance of securities of the Trust (except in the manner and on terms authorized by the Board), the declaration of distributions and the repurchase or redemption of units of the Trust, or any other matter which the Board reserved to itself the right to approve notwithstanding the delegation of the day-to-day management of the business of the Trust.

3. QUALIFICATIONS OF TRUSTEES

Trustees are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Trust and its unitholders. They are also expected to possess skills and competencies in areas that are relevant to the Trust’s activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Trust.

Each trustee must have an understanding of the Trust’s principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Trust relative to its principal competitors. Trustees must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Trustees who experience a significant change in their personal circumstances, including a change in their principal occupation, such that they are unable to comply with the preceding sentence, are expected to advise the Chair of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, resign from the Board.

4. COMPOSITION OF BOARD

Size of Board and selection process

The trustees of the Trust are elected each year by the unitholders at the annual meeting of unitholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and based on this recommendation the Board proposes a slate of nominees to the unitholders for election. Any unitholder may propose a nominee for election to the Board by means of a unitholder proposal at the annual meeting.

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The Board also recommends the number of trustees on the Board for approval to the unitholders, again based on the recommendation of the Governance and Nominating Committee. Presently, the Board believes that seven trustees is an appropriate size for the Board and its committees to operate effectively. Between annual meetings, the Board may appoint trustees to serve until the next annual meeting, subject to the relevant provisions of the Declaration of Trust.

Independence of trustees and representation of unitholders interests

BPO owns an equity interest in Brookfield Office Properties Canada of approximately 83.3%. Brookfield Asset Management Inc. owns or controls approximately 49.6% of BPO’s common shares and 97.1% of BPO’s Class A redeemable voting preferred shares. Three members of the Board are not independent, one of which is an officer of BPO, one of whom is the Chair and one of whom is the President and Chief Executive Officer of the Trust, and the remaining four are Independent Trustees (as defined below). The Board considers that its current size and composition is appropriate given the diversity of the Trust’s operations and the need for a variety of experience and backgrounds. The Board believes that a combination of Independent Trustees and trustees related to BPO leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision-making.

The Board, with the assistance of the Governance and Nominating Committee, determines whether each trustee is an “Independent Trustee”. In making these determinations, the Board annually examines each individual trustee’s circumstances and his or her relationship to the Trust and its affiliates and evaluates if he or she meets the definition of an Independent Trustee. In determining independence, the Board relies on the definition of “independent” as referenced in National Instrument 58-101 “Disclosure of Corporate Governance Practices”. Generally, an Independent Trustee means a trustee who has been affirmatively determined by the Board to have no material relationship with the Trust, either directly or indirectly as a partner, unitholder or officer of an organization that has a relationship with the Trust. A material relationship is a relationship which could, in the Board’s determination, reasonably interfere with the exercise of a trustee’s independent judgment. Trustees have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.

Financial literacy

Each member of the Audit Committee shall be financially literate. The term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust’s financial statements.

Chair(s)

The Board will in each year elect from among its members a Chair who is not the Chief Executive Officer. The Chair of the Board is principally responsible for overseeing the operation and affairs of the Board. The Board has established a position description for the Chair which is attached as an appendix to these Governance Guidelines. The Board may also appoint a Co-Chair or Vice-Chair where it believes this would enhance the operations of the Board. In this case, the Co-Chair or Vice-Chair will share the responsibilities of the Chair.

Election of trustees

Every unitholder of the Trust is entitled to cast one vote per unit held in the election of trustees.

Term

All trustees are elected at the annual meeting of unitholders of the Trust for a term of one year. The Trust does not have a mandatory age for the retirement of trustees as the Governance and Nominating Committee determined that such limits may deprive the Trust and its unitholders of the contributions of members who have been able to develop, over time, valuable insights into the Trust, its strategy and business operations. Instead, the Governance and Nominating Committee reviews the composition of the Board on a regular basis in relation to an approved trustee criteria and skill requirements matrix and recommends changes as appropriate. In addition, every three years the Governance and Nominating Committee reviews each trustee’s continuation on the board. This will allow each trustee the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

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Board succession

The Governance and Nominating Committee is responsible for maintaining a Board succession plan that is responsive to the Trust’s needs and the interests of its unitholders. In considering new nominees to the Board, the Committee shall consider the following criteria:

a)	the competencies and skills necessary for the Board, as a whole, to possess;

b)	the competencies and skills that each existing trustee possesses; and

c)	the competencies and skills each new nominee will bring to the boardroom.

5.	MEETINGS

The Board has meetings at least once in each quarter, with additional meetings held when required. Additional meetings may be called by the Chair, the Chief Executive Officer or any trustee on proper notice.

The Chair is primarily responsible for the agenda. Prior to each Board meeting, the Chairperson discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the Board. Any trustee may propose the inclusion of items on the agenda, request the presence of or a report by any senior officer, or at any Board meeting raise subjects that are not on the agenda for that meeting.

The Governance and Nominating Committee generally has meetings four times a year and the Audit Committee generally has meetings four times a year, and both committees have additional meetings when required. Meeting frequency and agendas for the standing committees may change from time to time, however, depending on opportunities or risks faced by the Trust. The Chairperson of the Board, the Chief Executive Officer and any member of a committee may call a committee meeting, request that an item be included on the committee’s agenda or raise subjects that are not on the agenda for that meeting. Audit Committee meetings can also be called by the Chief Financial Officer or the Trust’s auditor.

The Independent Trustees will also have at least four meetings a year with only Independent Trustees present.

Notice of the place, day and time of each Board or committee meeting must be served on each trustee at least 48 hours prior to the meeting, however, meetings may be held at any time without notice if all of the trustees or committee members are present, or if all absent trustees or committee members have waived notice. The notice need not state the purpose or purposes for which the meeting is being held.

Procedures for Board meetings

Procedures for Board meetings are determined by the Chair unless otherwise determined by the Declaration of Trust of BOX or a resolution of the Board.

Procedures for committee meetings are determined by the committee chair unless otherwise determined by the Declaration of Trust of BOX or a resolution of the committee or the Board.

A quorum for any Board meeting is not less than a majority of trustees and for any committee meeting is not less than a majority of the committee members, unless the trustees fix the quorum otherwise.

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The Chair may vote as a trustee at any meeting, but does not have a second or casting vote in the case of an equality of votes.

The Secretary of the Trust keeps minutes of the meeting of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

6.	TRUSTEES RESPONSIBILITIES

Trustee orientation and continuing education

The Chief Financial Officer and the Secretary of the Trust, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new trustees regarding the role of the Board of Trustees, its committees and its trustees. Generally, new trustees are provided with materials describing the Trust’s business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chairperson to learn about the Trust and its operations.

Attendance and participation

Each trustee is expected to attend all meetings of the Board and any committee of which he or she is a member. A trustee who is unable to attend a meeting in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.

In advance of each Board and committee meeting, members will receive the proposed agenda and other materials important to the trustees’ understanding of the matters considered. Trustees are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.

Service on other boards and audit committees

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Trustees must advise the Chairperson in advance of accepting an invitation to serve on the board of another public company and, as a general rule, trustees are not allowed to join a board of another public company on which two or more other trustees of the Trust serve.

Members of the Audit Committee may not serve on the audit committees of more than two other public companies without the prior approval of the Board.

Access to independent advisors

The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Trust and have the authority to determine the advisors’ fees and other retention terms. Each committee of the Board of Trustees may retain outside advisors, at the expense of the Trust, without the Trust’s approval, at any time. Any trustee may, subject to the approval of the Chairperson, retain an outside advisor at the expense of the Trust.

7.	COMMITTEES OF THE BOARD

General

BOX believes that Board committees assist in the effective functioning of the Board and that the appropriate composition of the Trust committees should enable the views of the independent Trustees to be effectively represented.

The Board has two standing committees: the Audit Committee and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for governance matters, the Audit and Governance and Nominating Committees have specific responsibilities for certain aspects of governance, in addition to their other responsibilities, as described below.

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The Board does not have a separate committee responsible for executive compensation because management compensation is determined by BPO.

The Audit Committee and Governance and Nominating Committee are comprised solely of Independent Trustees.

The following is a brief description of the mandate of each standing committee:

Audit Committee

The Audit Committee is responsible for monitoring the Trust’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Trust’s external auditors. The committee is also responsible for reviewing the Trust’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis and results of operations prior to their approval by the full Board. In addition, the Audit Committee is responsible for recommending to the Trust the firm of chartered accountants to be nominated for appointment as the external auditor and for approving the assignment of any non-audit work to be performed by the external auditors.

Governance and Nominating Committee

It is the responsibility of the Governance and Nominating Committee, in consultation with the Chair, to assess periodically the size and composition of the Board and its committees, to implement procedures for trustee appointment and removal, to assess effectiveness of the performance of the Board and its trustees, to review BPO’s Code of Business Conduct and Ethics as adopted by the Board and to ensure its continued applicability, to review the Governance Guidelines, to review and recommend trustees’ compensation, and to monitor its relations with BPO in its capacity as manager of BOX.

Committee Chairpersons

The Audit and Governance and Nominating Committees are each chaired by an Independent Trustee. Each committee Chairperson is selected by the Board on the recommendation of the Governance and Nominating Committee and is responsible for determining the agenda and the frequency and conduct of committee meetings. Copies of each charter are posted on the Trust’s Web site, www.brookfieldcanadareit.com.

Committee charters

Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board.

8.	EVALUATION OF BOARD, TRUSTEES AND COMMITTEES

The Governance and Nominating Committee in consultation with the Chairperson will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in these Governance Guidelines and in their respective committee charters. Each year, a detailed survey is sent to trustees regarding the effectiveness of the Board and its committees, inviting comments and suggestions on areas for improvement. The survey asks for quantitative ratings with respect to matters such as: the Board and committee structure and processes, the Trust’s strategic direction, the Board’s operational oversight and the Board’s relationship with management. The results of this survey are prepared by the Secretary of the Trust (without identifying individual directors) and reviewed by the Governance and Nominating Committee, which makes recommendations to the Board as required. The Board of Trustees has decided not to evaluate individual Board members’ contributions and effectiveness because it believes that doing so will detract from the cooperative and productive character of the Board.

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9.	MANAGEMENT

Management Arrangements

BOX is a major component of the Canadian real estate division of BPO. A subsidiary of BPO provides the Trust with asset and property management services, as well as certain regulatory compliance and administrative services, to BOX under an asset management agreement and a property management agreement, both of which have been set at market terms and align the interests of BPO with those of other unitholders.

The senior officers of the Trust are employees of BPO but the selection and evaluation of the senior officers is done by the Board in consultation with BPO. The senior management of the Trust apportions their time between matters related to the Trust and matters related to other parts of BPO’s business as necessary. No cash compensation is paid by the Trust directly to its senior management in their capacity as such. Senior management receives their compensation from BPO.

It is the responsibility of the Board and the senior management of the Trust to ensure the Trust’s assets are being used in the best interests of the Trust, including to create wealth for its unitholders. When performance of either the senior management of the Trust or BPO is found to be inadequate, the Board has the responsibility to bring about appropriate change.

The Board, in consultation with BPO, has developed a position description of the Chief Executive Officer which is attached as an appendix to these Governance Guidelines. The Board, in consultation with BPO, annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed. Similar reviews and assessments are undertaken for other senior management personnel in consultation with BPO and the Chief Executive Officer.

Management’s and BPO’s relationship to the Board

BPO, in its capacity as manager of BOX, and senior management of the Trust report to and are accountable to the Board. At its meetings, the Board regularly engages in private sessions with the Trust’s Chair and Chief Executive Officer without other senior management present.

Business plans are developed for the Trust to ensure the compatibility of unitholder, Board and senior officers’ views on the Trust’s strategic direction, performance targets and utilization of unitholders’ equity. A special meeting of the Board is held each year to review the strategic initiatives and the business plan submitted by the Chief Executive Officer. The Board’s approval of the annual business plan then provides a mandate for senior management and BPO to conduct the affairs of the Trust knowing it has the necessary support of the Board. Material deviations from the plan are reported to and considered by the Board.

Board access to management

Information provided by management to trustees is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by the management of corporate developments and key decisions taken by them in pursuing the Trust’s business plan and the attainment of its objectives. The trustees periodically assess the quality, completeness and timeliness of information provided by the senior management to the Board. Trustees also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of the Trust.

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Management succession

The Board in consultation with BPO maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.

10.	Communication and Disclosure Policies

The Trust has adopted the Disclosure and Insider Trading Policy of BPO which sets out the policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure and Insider Trading Policy is reviewed annually by the Board.

The Trust endeavors to keep its unitholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. It also maintains a website that provides summary information about BOX and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Trustees and senior management meet with the unitholders at the annual meeting and are available to respond to questions at that time. Unitholders who wish to contact the Chairman or other Board members can do so directly or through any Board member of the Trust.

The Trust also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Trust’s financial results. The Trust also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Trust’s designated spokespersons.

11.	TRUSTEE COMPENSATION

Trustees who are officers of the Trust or any of its affiliates do not receive any compensation for service as trustees of the Trust.

The Board of Trustees, through the Governance and Nominating Committee, annually reviews the compensation paid to independent trustees, taking into account the complexity of the Trust’s operations, the risks and responsibilities involved in being a trustee of the Trust, the requirement to participate in scheduled and special Board meetings, expected participation on the Board’s standing committees and the compensation paid to trustees of comparable companies.

Trustees are reimbursed by the Trust for reasonable travel expenses and other out-of-pocket expenses incurred in connection with their duties as trustees.

12.	BROOKFIELD’S CODE OF BUSINESS CONDUCT AND ETHICS

The Board of Trustees encourages senior officers to create a culture of integrity throughout the organization. The Board expects all trustees, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to the Code of Business Conduct and Ethics (the “Code”) which formally sets out standards for behaviour and practice. The Board of Trustees monitors compliance with the Code, in part, through the whistle blowing procedures described therein which mandates that all trustees, officers and employees report breaches of the Code and may do so anonymously using the Trust’s third-party independent whistleblower hotline if they prefer. Any waiver of the Code will only be granted in very exceptional circumstances. Exceptions for trustees may only be made by the Governance and Nominating Committee and exceptions for employees (other than the Chief Executive Officer) must be approved by the Chief Executive Officer and exceptions for the Chief Executive Officer must be approved by the Chairman of the Board. Any waiver will be disclosed by the Trust to the extent required by law, regulation or stock exchange requirement.

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13.	PROHIBITION ON PERSONAL LOANS

The Trust will not, either directly or indirectly, including through its subsidiaries, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any trustee or officer.

14.	INDEMNIFICATION AND INSURANCE

In accordance with the Declaration of Trust of the Trust and applicable laws, present and former trustees and officers are each indemnified by the Trust.

In addition, the Trust maintains directors and officers insurance. Under this insurance coverage, the Trust and certain of its associated companies are reimbursed for indemnity payments made to trustees, directors or officers as required or permitted by law or under provisions of its Declaration of Trust or bylaws (as applicable) as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by trustees, directors and officers during the course of their duties as such. This insurance also provides coverage to individual trustees and officers without any deductible if they are not indemnified by the Trust. The insurance coverage for trustees, directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.

15.	CONFLICTS OF INTEREST

Each trustee is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Trust. If a trustee has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

16.	CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from unitholders of the Trust. You may contact one or more members of the Board or its committees by writing to the Trust’s Secretary at:

Board of Trustees of Brookfield Canada Office Properties
c/o Brookfield Canada Office Properties
181 Bay Street, Suite 330
Toronto, Ontario M5J 2T3

Adopted by the Board of Trustees May 3, 2010

Amended and Affirmed by the Board of Trustees November 8, 2011

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APPENDIX

Position description of Chair

The Chair of the Board of BOX is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her responsibilities, the Chair will:

a)	provide leadership to foster the effectiveness of the Board;
b)	ensure there is an effective relationship between the Board, senior officers of the Trust and BPO, in its role as provider of management, human resource and other services;
c)	ensure that the appropriate committee structure is in place and assist the Governance and Nominating Committee in making recommendations for appointments to such committees;
d)	in consultation with the other members of the Board and the Chief Executive Officer, prepare the agenda for each meeting of the Board;
e)	ensure that all trustees receive the information required for the proper performance of their duties, including information relevant to each meeting of the Board;
f)	chair Board meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual trustees and confirming that clarity regarding decision-making is reached and accurately recorded;
g)	together with the Governance and Nominating Committee, ensure that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual trustees, and make recommendations to the Governance and Nominating Committee for changes when appropriate;
h)	work with the Chief Executive Officer and BPO to monitor progress on strategic planning, policy implementation and succession planning; and
i)	provide additional services requested by the Board.

Position description of Chief Executive Officer

The Chief Executive Officer of BOX is responsible for providing the leadership of the Trust and, subject to the direction provided by the Board, managing the business and affairs of the Trust. In fulfilling his or her responsibilities, the Chief Executive Officer will:

a)	develop and present to the Board for approval a business plan for the Trust, which includes the fundamental objectives and goals of the plan, the strategies to achieve the objectives and goals, the risks and alternatives to these strategies and specific steps and performance indicators which will enable the Board to evaluate management’s progress on implementing such strategies and achieving the objectives and goals, and report regularly to the Board on the progress of the business plan;
b)	develop and present to the Board for approval annual capital and operating plans to implement the Trust’s business plan, together with key financial and other performance goals for the Trust’s activities, and report regularly to the Board on the progress against these goals;
c)	manage the operations of the Trust in accordance with the business, capital and operating plans approved by the Board;
d)	act as the primary spokesperson for the Trust;
e)	recommend to the Board the appointment or termination of senior officers of the Trust;
f)	present to the Board for approval annually an assessment of the senior officers of the Trust together with a succession plan that provides for the orderly succession of senior officers including the recruitment, training and development required;
g)	together with the Trust’s Chief Financial Officer, establish and maintain disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of the Trust’s financial reporting and public disclosure; and
h)	foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

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